United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 1, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

May 1 - 31, 2018

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	May 3, 2018
PDMR transactions in company shares	May 14, 2018
PDMR transactions in company shares	May 25, 2018
Total voting rights and share capital at May 31, 2018	June 1, 2018

May 3, 2018

COCA-COLA EUROPEAN PARTNERS PLC

(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

The notification below made under article 19.1 of the Market Abuse Regulation (MAR) relates to the vesting of an award granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (“2010 Plan”) on behalf of a person discharging managerial responsibilities. This announcement is made in accordance with article 19.3 of MAR.

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ron Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 15,200 Ordinary Shares following the automatic vesting of Restricted Stock Units (“RSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 15,200 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	15,200

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 15,200 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 May 2018

f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4,805 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 15,200 Ordinary Shares on 1 May 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.8800	100
		USD $38.6900	100
		USD $38.6700	100
		USD $38.6300	200
		USD $38.6100	200
		USD $38.5900	100
		USD $38.5800	100
		USD $38.5600	100
		USD $38.5500	300
		USD $38.5400	200
		USD $38.5300	200
		USD $38.5200	200
		USD $38.5100	200
		USD $38.5000	300
		USD $38.4900	500
		USD $38.4700	400
		USD $38.4600	300
		USD $38.4500	202
		USD $38.4100	233
		USD $38.4000	157
		USD $38.3900	100
		USD $38.3600	100
		USD $38.3400	413

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 4,805 Ordinary Shares Aggregated Price: USD $38.502737 per share
e)	Date of the transaction	2 May 2018
f)	Place of the transaction	New York Stock Exchange

May 14, 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.545883 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.6520	5.206845
		USD $0.00	4.339038

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9.545883 Ordinary Shares Aggregated Price: USD $21.082908 per share
e)	Date of the transaction	2018-05-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ron Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.545883 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.6520	5.206845
		USD $0.00	4.339038

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9.545883 Ordinary Shares Aggregated Price: USD $21.082908 per share
e)	Date of the transaction	2018-05-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel & Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.545883 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.6520	5.206845
		USD $0.00	4.339038

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9.545883 Ordinary Shares Aggregated Price: USD $21.082908 per share
e)	Date of the transaction	2018-05-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Peter Brickley
2.	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.145303 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.6520	4.806265
		USD $0.00	4.339038

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9.145303 Ordinary Shares Aggregated Price: USD $20.313352 per share
e)	Date of the transaction	2018-05-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Nick Wall
2.	Reason for notification
a)	Position / status	Chief Human Resources Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.545883 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.6520	5.206845
		USD $0.00	4.339038

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9.545883 Ordinary Shares Aggregated Price: USD $21.082908 per share
e)	Date of the transaction	2018-05-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.545883 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.6520	5.206845
		USD $0.00	4.339038

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9.545883 Ordinary Shares Aggregated Price: USD $21.082908 per share
e)	Date of the transaction	2018-05-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.545883 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.6520	5.206845
		USD $0.00	4.339038

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9.545883 Ordinary Shares Aggregated Price: USD $21.082908 per share
e)	Date of the transaction	2018-05-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

May 25, 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Transfer of 10,395 Ordinary shares into a brokerage account in the joint names of Ronald J Lewis & Leanne M Lewis for nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,395

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 10,395 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2018-05-23
f)	Place of the transaction	Outside any stock exchange

June 1, 2018

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 May 2018, Coca-Cola European Partners plc had 485,880,011 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 485,880,011 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: June 1, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary